UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15387
______________________________________________________________________________________________

Amendment No. 2 to the Application for an Order under Section 6(c) of the Investment Company
Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and
Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from
Sections 17(a)(1) and 17(a)(2) of the Act
_______________________________________________________________________________________________

In the Matter of:

Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202
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Please send all communications regarding this Application to:

Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945
terry@hennessyfunds.com
___________________________________________________________________________________________
With a copy to:

Peter D. Fetzer
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202
pfetzer@foley.com

Page 1 of 12 sequentially numbered pages (including appendix)

As filed with the U.S. Securities and Exchange Commission on November 15, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of

Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202

File No. 812-15387

Amendment No. 2 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act

I.	SUMMARY OF APPLICATION
In this second amended application, Hennessy Funds Trust (the “Trust”), Hennessy Advisors, Inc. (the “Initial Adviser”), and Quasar Distributors, LLC (the “Distributor”) (together, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the series of the Trust (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order, and (c) complies with the terms and conditions of
___________

1 Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).  Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order.  Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2
No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.
II.	APPLICANTS
A.	The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund.  The Trust is registered with the Commission as an open-end management investment company under the Act.
B.	The Adviser
The Initial Adviser will be the investment adviser to the Funds.  The Initial Adviser is a California corporation with its principal place of business located at 7250 Redwood Blvd., Suite 200, Novato, California 94945.  The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Initial Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Funds that utilize the methodology for Shielded Alpha® ETFs.3
Subject to approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds.  The Adviser may enter into subadvisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”).  Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C.	The Distributor
The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Funds (“Shares”).  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser or a Sub-Adviser.  Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer.  The Distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:
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2          All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the termsand conditions of the Order and the termsand conditions of the Reference Order that are incorporated by reference herein.
3             Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications.

• With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and
• With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.
IV.	NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with Rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In the case of the Trust, the relevant resolutions authorizing the filing are attached as Appendix A.  In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name:        Teresa M. Nilsen
Title:            Executive Vice President
HENNESSY ADVISORS, INC.
By:/s/ Teresa M. Nilsen

Name:         Teresa M. Nilsen
Title:             President
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:        Teresa Cowan
Title:            President

Authorization of
Hennessy Funds Trust
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Funds Trust have been taken, and that as Executive Vice President thereof, she is authorized to execute and file the same on behalf of Hennessy Funds Trust and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name:           Teresa M. Nilsen
Title: Executive Vice President

Authorization of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Advisors, Inc. have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Hennessy Advisors, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen

Name:         Teresa M. Nilsen
Title:             President

Authorization of
Quasar Distributors, LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:         Teresa Cowan
Title:             President

Verification of
Hennessy Funds Trust
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated November 15, 2022 for, and on behalf of, Hennessy Funds Trust; that she is Executive Vice President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name:         Teresa M. Nilsen
Title:             Executive Vice President

Verification of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated November 15, 2022 for, and on behalf of, Hennessy Advisors, Inc.; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen

Name:         Teresa M. Nilsen
Title:             President

Verification of
Quasar Distributors, LLC
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated November 15, 2022 for, and on behalf of, Quasar Distributors, LLC; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:         Teresa Cowan
Title:             President

APPENDIX A
Resolutions of the Board of Hennessy Funds Trust

RESOLVED, that the filing with the U.S. Securities and Exchange Commission by the officers of Hennessy Funds Trust (the “Trust”), in the name and on behalf of the Trust, of an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Order”), and any and all amendments thereto, be, and hereby is, authorized and approved.

FURTHER RESOLVED, that the officers of the Trust, be, and hereby are, authorized to take all such actions and to execute all such documents as they may deem necessary or appropriate to obtain the approval of the SEC’s Division of Investment Management of the Order.